March 21, 2012

John Hartz

Senior Assistant

Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:    Fuwei Films (Holdings) Co., Ltd.

Form 20-F for the Year Ended December 31, 2010

Filed March 25, 2011

Form 20-F/A for the Year Ended December 31, 2010

Filed December 2, 2011

Response dated February 7, 2012

File No. 1-33176

Dear Mr. Hartz:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides responses (the “Response Letter”) to comments issued in a letter dated March 9, 2012 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) filed on March 25, 2011 and Form 20-F/A for the Year Ended December 31, 2010 filed on December 2, 2011. The discussion below reflects our responses to the Staff Letter and is presented in the order of the numbered comments in the Staff Letter.

Form 20-F for the Year Ended December 31, 2010

Item 15. Controls and Procedures, page 77

1.     We note your response to comment one from our letter dated February 14, 2012. We acknowledge your plan to disclose that you had a material weakness as of December 31, 2011. However, we continue to believe that your accounting personnel also did not have the appropriate U.S. GAAP experience as of December 31, 2010. Accordingly, we still believe that your lack of U.S. GAAP experience appears to constitute a material weakness and thus your internal controls over financial reporting would appear to be ineffective as of December 31, 2010. Please revise your conclusion on internal control over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Refer to Item 308 of Regulation S-K.

COMPANY RESPONSE:

1.    We are filing Amendment No. 2 to our Annual Report on Form 20-F containing the requested amendments to Item 15 Controls and Procedures.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang Chief Financial Officer

CC: Mitchell S. Nussbaum, Esq.